[Taubman logo]                                             Taubman Centers, Inc.
                                                         200 East Long Lake Road
                                                      Bloomfield Hills, MI 48304
                                                                  (248) 258-6800


CONTACT:

Barbara Baker                             Joele Frank/Jeremy Jacobs
Taubman Centers, Inc.                     Joele Frank, Wilkinson Brimmer Katcher
(248) 258-7367                            (212) 355-4449
www.taubman.com


TAUBMAN CENTERS COMMENTS ON SIMON PROPERTY GROUP'S REQUEST TO FILE ANOTHER AMENDED COMPLAINT

      Bloomfield Hills, Mich., May 1, 2003 - Taubman Centers, Inc. (NYSE:TCO) today issued a response to Simon Property Group's (NYSE:SPG) request to file another amended complaint (its third) in the United States District Court for the Eastern District of Michigan. The company stated:

      Taubman Centers believes that all of Simon's claims (both new and old) are entirely without merit.

      The actions of the company's Board of Directors in appointing Myron E.
      (Mike) Ullman, III to the Board were entirely proper under both Michigan law and the Taubman Centers by-laws. Mike Ullman, whose Board appointment was announced on April 24, 2003, is an independent director with impeccable credentials who satisfies the independence standards and financial expert requirements under both the Sarbanes-Oxley Act and the New York Stock Exchange rules. He brings a wealth of relevant industry knowledge and experience to our Board.

      On February 10, 2003, the company announced that it had authorized the expansion of its existing buyback program to repurchase up to an additional $100 million of the company's common shares. This, too, is an entirely appropriate action in the best interests of Taubman Centers shareholders. The total repurchase program of $103 million is consistent with the company's long-range strategic plan. The company is authorized to repurchase shares from time to time depending on market prices and other conditions. The company expects the program, if successfully completed at current market prices, will increase Funds From Operations (FFO) per share by approximately $0.07 in the first full year after completion.

      It is disingenuous for Simon to complain that the company is not doing enough to increase shareholder value, and then contest the Board's actions to do just that. The Board does not run Taubman Centers on Simon Property Group's timetable.

                                       (more)

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Taubman Centers/2

      As we have previously stated, the Board believes that Simon and Westfield's offer is inadequate and not in the best interests of the shareholders of Taubman Centers. The Board is not prepared to recommend to the shareholders the sale of this company at an inadequate price. Nor does the Board believe that maximum value will be realized by selling the Company at this time.

      Our collection of upscale regional mall assets cannot be replicated. They represent the most productive portfolio of regional malls in the United States and have always been and will always be highly coveted. The company has a strong track record, has delivered more than an 80% total return to shareholders over the past five years, and has also achieved a nearly 20% FFO per share growth rate for 2002, the highest among retail REITs.

Taubman Centers, Inc., a real estate investment trust, currently owns and/or manages 30 urban and suburban regional and super regional shopping centers in 13 states. In addition Stony Point Fashion Park (Richmond, Va.) is under construction and will open September 18, 2003, and Northlake Mall (Charlotte, N.C.) will begin construction later this year and will open fall 2005. The Taubman Centers Board of Directors on February 10, 2003 announced that it has authorized the expansion of its existing buyback program to repurchase up to an additional $100 million of the company's common shares. Taubman Centers is headquartered in Bloomfield Hills, Mich.

This press release contains forward-looking statements within the meaning of the Securities Act of 1933 as amended. These statements reflect management's current views with respect to future events and financial performance. Actual results may differ materially from those expected because of various risks and uncertainties, including, but not limited to changes in general economic and real estate conditions including further deterioration in consumer confidence, changes in the interest rate environment and availability of financing, and adverse changes in the retail industry. Other risks and uncertainties are discussed in the Company's filings with the Securities and Exchange Commission including its most recent Annual Report on Form 10-K. Notwithstanding any statement in this press release, Taubman Centers acknowledges that the safe harbor for forward-looking statements under Section 21E of the Securities Exchange Act of 1934, as amended, added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with a tender offer.

Taubman Centers, Inc. (the "Company") and certain other persons may be deemed participants in the solicitation of proxies from shareholders in connection with the Company's 2003 Annual Meeting of shareholders. Information concerning such participants will be available in the Company's Proxy Statement to be filed with the Commission in connection with the Company's 2003 Annual Meeting in due course. Shareholders are advised to read the Company's Proxy Statement when it becomes available, because it will contain important information. Shareholders may obtain, free of charge, copies of the Company's Proxy Statement when it becomes available, and any other documents filed by the Company with the Commission in connection with the 2003 Annual Meeting, at the Commission's website at (www.sec.gov) or by contacting the Company at the number listed above.

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